TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES AGREEMENT TO SELL ITS INTEREST IN ROSEBEL GOLD
MINES TO ZIJIN MINING FOR CASH CONSIDERATION OF $360 MILLION

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, October 18, 2022 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce that it has entered into a definitive agreement (the "Agreement") with Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) ("Zijin") to sell its 95% interest in Rosebel Gold Mines N.V. ("Rosebel") for cash consideration of $360 million and release of IAMGOLD's equipment lease liabilities amounting to approximately $41 million (the "Transaction").  Rosebel holds a 100% interest in the Rosebel Gold Mine and a 70% participating interest in the Saramacca Mine, located in Suriname. The remaining 5% interest in Rosebel will continue to be held by the Government of Suriname.

Under the terms of the Agreement, IAMGOLD will receive cash consideration of $360 million for its 95% interest in Rosebel, subject to certain working capital adjustments on closing. In addition, IAMGOLD's obligations for certain equipment leases of Rosebel amounting to approximately $41 million will be released on Closing. The existing royalty on Rosebel held by Euro Ressources S.A. will remain an obligation of IAMGOLD.

Maryse Bélanger, Chair of the Board and Interim President and CEO, commented: "This transaction represents a significant step forward in pursuing IAMGOLD's strategy of disciplined portfolio management as we look to create value for shareholders through a focus on core assets. The proceeds of the sale will be invested in the ongoing construction of our flagship Côté Gold project -- a strong positive step towards addressing our funding commitments to deliver the Côté Gold project on the updated schedule for production in early 2024."

"Rosebel has been an important contributor to IAMGOLD and we are pleased that a company with the capabilities and reputation of Zijin, a leading global mining company, will be taking over this operation for the benefit of all stakeholders. We will work closely with Zijin to ensure a smooth transition," Maryse Bélanger further noted.

The Transaction has the support of IAMGOLD's syndicate of lenders who have consented to the release of their security over Rosebel upon completion of the Transaction, and to the use by IAMGOLD of the full net sale proceeds towards the construction of the Côté Gold project.

The Transaction is subject to certain regulatory approvals including the receipt of approvals from the relevant authorities in the People's Republic of China, approval for transfer of licenses from the Government of Suriname, as well as other customary closing conditions.

The Transaction is expected to close early in the first quarter of 2023 or earlier, subject to closing conditions being met.

National Bank Financial and RBC Capital Markets are acting as financial advisors and Fasken Martineau Dumoulin LLP is acting as legal advisor to IAMGOLD in connection with the Transaction.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements included in this news release, including any with respect to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the sale of its interest in Rosebel, prospects and/or development of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements in this news release include, but are not limited to, statements with respect to: receipt of regulatory approvals, construction costs and site expenditures; including remaining costs to complete and schedule for Côté Gold; the Company's strategic review of certain of its assets; the impact of COVID-19 and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company's guidance for production and recovery from its operating mine sites; cost of sales and revisions to cost guidance; cash costs; AISC; securing of alternative sources of consumables; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; security concerns in the jurisdictions in which the Company operates; expected collective bargaining discussions; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "suspended", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects and the sale of Rosebel.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon, including the ongoing strategic review of certain of the Company's assets; political and legal risks; risks associate with the estimation of mineral reserves and mineral resources; the ongoing impacts of COVID-19 (and its variants) and the Ukraine war on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19 and other public health emergencies and pandemics, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes, and the ability of the Company to successfully negotiation collective labour agreements; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, public health emergencies or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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